Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	For the fiscal years ended September 30, 2009
	2009	2008	2007	2006	2005
Earnings:
Pretax (loss) income from continuing operations	$(24,991)	$(40,639)	$7,682	$17,667	$12,585
Less – minority interests	(54)	2,335	669	151	−
Less – equity in earnings of affiliates	(1,279)	15,656	(13,960)	(5,896)	(11,413)
Add – cash distributions received from equity investments	6,128	15,647	16,212	12,570	13,899
	(20,196)	(7,001)	10,603	24,492	15,071
Fixed charges	20,520	47,581	33,782	10,244	2,907
Total	$324	$40,580	$44,385	$34,736	$17,978

Fixed Charges:
Interest expense	$20,199	$47,266	$33,566	$10,119	$2,811
Estimated interest portion of rent expense (2)	321	315	216	125	96
Total	$20,520	$47,581	$33,782	$10,244	$2,907

Ration of earnings to fixed charges	(1)	(1)	1.3	3.4	6.2

(1)	Earnings for fiscal 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for those periods were $20.1 million and $6.8 million, respectively.
(2)	Estimated to be 8% of rent expense.